EXHIBIT 6
COMMENTS BY AUDITORS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the financial statements of Sun Life Financial Inc., such as the changes described in Note 2 to the financial statements. Our report to the shareholders dated February 13, 2006 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.
/s/ “Deloitte & Touche LLP”
Chartered Accountants
Toronto, Ontario
February 13, 2006